7/1



05009379

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NTT Urban Development

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34835 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 7/1/05

File No. 82-34835

(Summary English Translation)

Annual Report Release for the Fiscal Year Ended March 31, 2005 (Consolidated)

May 11, 2005

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Masao Ando
Director and Executive Manager of
Corporate Strategy Planning Department
Tel.: (03) 3246-8809

ARLS 3-31-05

Board Meeting Date: May 11, 2005
Parent Company: Nippon Telegraph and Telephone Corporation (Code Number: 9432)
Shareholding Ratio of the Parent Company: 67.3%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2004 through March 31, 2005)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Year ended March 31, 2005	¥96,188 million (2.8%)	¥17,335 million (15.5%)	¥13,556 million (57.4%)
Year ended March 31, 2004	¥93,556 million (-9.6%)	¥15,005 million (-33.7%)	¥8,615 million (-48.9%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2005	¥7,182 million (92.0%)	¥12,271.53	–	9.2%	2.9%	14.1%
Year ended March 31, 2004	¥3,740 million (-46.5%)	¥7,007.92	–	7.9%	1.8%	9.2%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2005: 125 million yen
   Year ended March 31, 2004: 104 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2005: 579,763 shares
   Year ended March 31, 2004: 526,240 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2005	¥480,228 million	¥109,009 million	22.7%	¥165,606.94
Year ended March 31, 2004	¥467,914 million	¥47,928 million	10.2%	¥91,077.18

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2005: 658,240 shares
Year ended March 31, 2004: 526,240 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2005	¥24,572 million	-¥27,812 million	¥7,081 million	¥10,203 million
Year ended March 31, 2004	¥21,457 million	-¥30,663 million	¥5,422 million	¥6,362 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 7

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 5

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New): –	(Exception): –
Equity Method	(New): 1	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income
Interim	¥44,200 million	¥7,200 million	¥3,400 million
Annual	¥105,200 million	¥15,200 million	¥7,500 million

(Reference)
Estimated net income per share (annual): 11,394.02 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

File No. 82-34835

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year Ended March 31, 2005

May 11, 2005

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges: Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Masao Ando
Director and Executive Manager of Corporate Strategy Planning Department
Tel.: (03) 3246-8809

Board Meeting Date: May 11, 2005
Dividend Payment Date: June 23, 2005
Interim Dividends: applicable
Ordinary General Meeting of Shareholders: June 22, 2005

Unit Shares: not applicable

1. Business Results (April 1, 2004 through March 31, 2005)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Year ended March 31, 2005	¥88,906 million (4.6%)	¥17,052 million (15.2%)	¥13,188 million (57.5%)
Year ended March 31, 2004	¥84,977 million (-3.0%)	¥14,803 million (-31.9%)	¥8,376 million (-47.4%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2005	¥6,925 million (96.1%)	¥11,827.91	–	9.0%	2.8%	14.8%
Year ended March 31, 2004	¥3,531 million (-56.4%)	¥6,609.77	–	7.6%	1.8%	9.9%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2005: 579,763 shares
   Year ended March 31, 2004: 526,240 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Year End			
Year ended March 31, 2005	¥5,000.00	¥0.00	¥5,000.00	¥3,291 million	42.3%	3.1%
Year ended March 31, 2004	¥5,000.00	¥0.00	¥5,000.00	¥2,631 million	75.6%	5.6%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2005	¥476,512 million	¥107,780 million	22.6%	¥163,739.97
Year ended March 31, 2004	¥463,714 million	¥46,956 million	10.1%	¥89,230.65

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Year ended March 31, 2005: 658,240 shares
   Year ended March 31, 2004: 526,240 shares
2. *Total number of treasury stock as of the end of each period:*
   Year ended March 31, 2005: –
   Year ended March 31, 2004: –

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	
Interim	¥41,200 million	¥7,100 million	¥3,300 million	¥2,500.00	–	–
Annual	¥98,700 million	¥15,100 million	¥7,500 million	–	¥2,500.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 11,264.88 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

June 13, 2005

NTT URBAN DEVELOPMENT CORPORATION
(Tokyo Stock Exchange (First Section) Code No. 8933)

Notice Concerning Participation
in the First Redevelopment Project in the Otemachi District

NTT Urban Development Corporation (hereinafter referred to as the "Company") (President: Kiyoshi Mita; Location of Head Office: 2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo) resolved, at the meeting of the Board of Directors of the Company held today, to participate in the First Redevelopment Project in the Otemachi District as a business partner, in conjunction with Mitsubishi Estate Co., Ltd., Tokyo Tatemono Co., Ltd. and Sankei Building Co., Ltd. The particulars are as follows:

1. Content of the Project

First Redevelopment Project in the Otemachi District
(Category 1 urban redevelopment project under the Urban Renewal Act, contemplated for the site of former Otemachi Joint Government Building)

Proposed constructor: Otemachi Kaihatsu Limited

Proposed site: former Otemachi Joint Government Buildings No.1 and No.2
7-18 and 7-19, Otemachi 1-chome, Chiyoda-ku, Tokyo

Area of the proposed site: approximately 13,400 square meters

Roles of business partner: to be entrusted of certain businesses of the constructor and to acquire certain retained floor area

2. Investment

Investment by the Company: expected to be approximately 30 billion yen at maximum

3. Schedule for Participation

June 13, 2005 Resolution at the meeting of the Board of Directors

Conclusion of an agreement for the First Redevelopment Project in the Otemachi District

in 2007 Commencement of construction of buildings and facilities for the First Redevelopment Project in the Otemachi District

in 2009 Completion of the construction

(Summary English Translation)

June 13, 2005

To all media:

Mitsubishi Estate Co., Ltd.
NTT Urban Development Corporation
Tokyo Tatemono Co., Ltd.
Sankei Building Co., Ltd.

Notice Concerning the Otemachi Chain Redevelopment Project /
First Redevelopment Project

Notice is hereby provided that Mitsubishi Estate Co., Ltd., NTT Urban Development Corporation, Tokyo Tatemono Co., Ltd. and Sankei Building Co., Ltd., having negotiated among the parties regarding the redevelopment project for the site of former Otemachi Joint Government Buildings No.1 and No.2 as the first stage of the Otemachi Chain Redevelopment Project, have reached an agreement with proposed participating land owners, Otemachi Kaihatsu Limited, the proposed constructor of such project, and Urban Renaissance Agency, the proposed constructor of the town redemarcation project, to participate in the redevelopment project as business partners that will be entrusted of certain businesses of the proposed constructor of the redevelopment and will acquire certain retained floor area arising from such redevelopment project.

Hereafter, as trustee of businesses of the constructor of the redevelopment, we will pursue further consultation with the related parties and earnestly strive for the realization of the redevelopment project appropriate for the urban renaissance project.

File No. 82-34835

(Summary English Translation)

June 1, 2005

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT
CORPORATION
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Convocation of the 20th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 20th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in writing. After examining the attached reference materials, please indicate your votes by filling out and signing the enclosed form for exercising voting rights, and return the form to us.

Particulars

(1) Date: 10:00 a.m., Wednesday, June 22, 2005

(2) Place: Granpark Plaza Wing 3rd Floor, Conference Room
4-1, Shibaura 3-chome, Minato-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2005 and Business Report and Statement of Income for the 20th fiscal year (from April 1, 2004 through March 31, 2005)

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 20th fiscal year

Agendum No. 2: Amendments to the Articles of Incorporation

Agendum No. 3:	Election of 4 directors
Agendum No. 4:	Election of a corporate auditor
Agendum No. 5:	Payment of retirement benefits to retiring directors and a retiring corporate auditor

* * * * * * * * * *

If you attend this Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2004 through March 31, 2005

1. OUTLINE OF OPERATIONS

Business developments and results, future business strategies, financing and capital investments of the Company for the fiscal year ended March 31, 2005, business results and financial position in recent years are mentioned.

2. OUTLINE OF THE COMPANY

Information relating to principal businesses, principal offices, status of shares, employees, business combination, principal correspondent banks, and directors and corporate auditors of the Company is mentioned.

3. MATERIAL FACTS RELATING TO THE STATE OF THE COMPANY WHICH OCCURRED AFTER THE RELEVANT FISCAL PERIOD

Not applicable.

BALANCE SHEET
As of March 31, 2005

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥4,908
Accounts receivable	5,802
Property for sale	1,559
Property for sale in progress	11,967
Construction in progress (inventory)	80
Stored goods	22
Prepaid expenses	260
Deferred tax assets	219
Other current assets	4,997
Allowance for doubtful receivables	(6)
Total current assets	29,811
Fixed Assets:	
Tangible fixed assets:	
Buildings	396,354
Structures	6,559
Machinery and equipment	3,323
Tools, furniture and fixtures	2,995
Land	60,612
Construction in progress	7,087
Total tangible fixed assets	396,354
Intangible fixed assets:	
Leasehold	1,129
Software	445
Other intangible fixed assets	325
Total intangible fixed assets	1,900
Investment and other assets:	
Investment securities	19,473
Shares of subsidiaries	479
Contribution to capital	92
Bankruptcy and reorganization claim	3
Long-term prepaid expenses	22,524
Deferred tax assets	4,818
Other investments	1,056
Allowance for doubtful receivables	(3)
Total investment and other assets	48,445
Total fixed assets	446,700
Total Assets	¥476,512

	(Millions of yen)
Liabilities	
Current Liabilities:	
Accounts payable	¥3,999
Short-term borrowings	10,000
Current portion of long-term borrowings	39,972
Current portion of bonds	5,000
Accrued amount payable	2,890
Accrued expenses	1,326
Accrued income taxes, etc.	1,374
Advances received	7,093
Deposits received	782
Other current liabilities	2,212
Total current liabilities	74,652
Fixed Liabilities:	
Bonds	26,800
Long-term borrowings	148,280
Long-term accrued amount payable	1,058
Accrued retirement benefits for employees	4,379
Accrued retirement benefits for directors and corporate auditors	169
Lease deposits from tenants	113,384
Other fixed liabilities	5
Total fixed liabilities	294,079
Total liabilities	¥368,731

	(Millions of yen)
Shareholders' Equity	
Common Stock	¥48,760
Capital Surplus	
Capital reserve	34,109
Total capital surplus	34,109
Earned Surplus	
Earned reserve	3,437
Unappropriated reserve	
Contingent reserve	5,000
Reserve for special depreciation	0
Reserve for advanced depreciation of fixed assets	2,201
Total unappropriated reserve	7,201
Unappropriated retained earnings for the period	14,035
Total earned surplus	24,674
Variance of estimate of shares, etc.	236
Total shareholders' equity	107,780
Total Liabilities and Shareholders' Equity	¥476,512

STATEMENT OF INCOME
(Year ended March 31, 2005)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues:	
Operating revenues from leasing business	¥73,551
Operating revenues from residential property sales business	14,593
Operating revenues from other businesses	760
Total operating revenues	88,906
Operating expenses:	
Cost of sales for leasing business	51,193
Cost of sales for residential property sales business	11,590
Cost of sales for other businesses	585
Selling, general and administrative expenses	8,485
Total operating expenses	71,854
Operating income	17,052
Non-operating revenues and expenses:	
Non-operating revenues:	
Interest and dividend income	64
Commission income	71
Contribution income	113
Other non-operating revenues	56
Total non-operating revenues	306
Non-operating expenses:	
Interest expenses	3,208
Interest on bonds	349
Share issue expense	347
Initial public offering expense	227
Other non-operating expenses	36
Total non-operating expenses	4,170
Ordinary income	¥13,188

	(Millions of yen)
Extraordinary Items	
Extraordinary gain:	
Gain on sale of fixed assets	¥322
Total extraordinary gain	322
Extraordinary loss:	
Loss on retirement of fixed assets	1,704
Total extraordinary loss	1,704
Net income before income taxes	11,806
Income tax, inhabitants tax and enterprise tax	6,660
Adjustment of income taxes, etc.	(1,779)
	4,881
Net income for the period	6,925
Retained earnings brought forward	7,110
Unappropriated retained earnings for the period	¥14,035

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the period	¥14,035,542,811
Reversal of reserve for special depreciation	230,466
Reversal of reserve for advanced depreciation of fixed assets	3,966,360
Total	14,039,739,637

We will appropriate these amounts as follows:

Dividend (¥5,000 per share)	3,291,200,000
Bonuses to directors and corporate auditors (of which corporate auditors' bonus: ¥7,328,000)	67,820,000
Reserve for advanced depreciation of fixed assets	427,513,285
Total appropriation of retained earnings	3,786,533,285
Retained earnings brought forward to the next period	¥10,253,206,352

Copy of Audit Report of Independent Auditors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

May 6, 2005

ChuoAoyama PricewaterhouseCoopers

Yasushi Hamada (Seal)
Certified Public Accountant
Engagement Partner

Kazuomi Nakamura (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of paragraph 1, Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed appropriation of retained earnings) of NTT URBAN DEVELOPMENT CORPORATION ("the Company") for the 20th fiscal year from April 1, 2004 to March 31, 2005, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the accounting books and records of the Company. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

2. The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

3. The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

4. The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after consultation, based on the report from each corporate auditor of the methods and results of the audit concerning the execution of duties of the directors during the 20th fiscal year from April 1, 2004 to March 31, 2005, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

   Pursuant to the audit regulations prescribed by the Board of Corporate Auditors, and in accordance with the audit policies and audit planning, each corporate auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the directors and others, inspected important documents including those showing approval of executives, investigated the state of the Company's business and financial position at the head office and principal offices, and requested reports on business from the subsidiaries when necessary. Each corporate auditor has also received reports and explanations from the independent auditors and examined the financial statements and the supplementary statements.

   In connection with the competitive businesses engaged in by the directors, transactions between the Company and the directors involving conflicts of interest between the Company and the directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, and others, each corporate auditor has, in addition to the aforesaid methods, requested reports from the directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the independent auditors, ChuoAoyama PricewaterhouseCoopers, are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the directors.

Furthermore, there has been no breach of their obligations by the directors in connection with matters set forth in paragraph 1, Article 133 of the Enforcement Regulations of the Commercial Code, such as the competitive businesses engaged in by the directors.

May 10, 2005

Board of Corporate Auditors
NTT URBAN DEVELOPMENT CORPORATION

Mitsuharu Otani (Seal)
Full-time Corporate Auditor

Tadao Tateno (Seal)
Full-time Corporate Auditor

Toshio Maegawa (Seal)
Corporate Auditor

Hirokazu Muto (Seal)
Corporate Auditor

(Note) Corporate auditors Mr. Mitsuharu Otani, Mr. Tadao Tateno, Mr. Toshio Maegawa and Mr. Hirokazu Muto are outside corporate auditors as set forth in paragraph 1, Article 18 of The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights

658,237

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 20th fiscal year

The content of the proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Amendments to the Articles of Incorporation

The reasons and the content of the amendments are mentioned.

Agendum No. 3: Election of 4 directors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 4: Election of a corporate auditor

Name and brief personal history of the candidate and number of the Company's shares owned by such candidate are mentioned.

Agendum No. 5: Payment of retirement benefits to retiring directors and a retiring corporate auditor

It is proposed that appropriate retirement benefits be paid to retiring directors and retiring corporate auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors for retiring directors, and among the corporate auditors for the retiring corporate auditor.

Names and brief personal histories of the retiring directors and retiring corporate auditor are mentioned.

File No. 82-34835

(Summary English Translation)

June 22, 2005

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT
CORPORATION
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Resolutions of the 20th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 20th Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2005 and Business Report and Statement of Income for the 20th fiscal year (from April 1, 2004 through March 31, 2005)

We reported the contents of the above statements of account.

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 20th fiscal year

Approved as proposed.

Agendum No. 2: Amendments to the Articles of Incorporation

Approved as proposed.

Agendum No. 3: Election of 4 directors

Approved as proposed.

Agendum No. 4:	Election of a corporate auditor
	Approved as proposed.
Agendum No. 5:	Payment of retirement benefits to retiring directors and a retiring corporate auditor
	Approved as proposed.

File No. 82-34835

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 20th fiscal year (from April 1, 2004 through March 31, 2005) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 24, 2005 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Brief history of the company
   3. Substance of business
   4. Related companies
   5. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Operating revenues
   3. Material business issues to be dealt with
   4. Risks of business operations, etc.
   5. Contracts material to operation of business
   6. Research and development activities
   7. Analysis of financial position and results of operations

III. Conditions of facilities
   1. Outline of capital expenditures, etc.
   2. Conditions of principal facilities
   3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Acquisition, etc. of treasury stock
   3. Dividend policy
   4. Changes in share price
   5. Officers
   6. Corporate governance

V. Financial condition
  1. Consolidated financial statements, etc.
  2. Non-consolidated financial statements, etc.
VI. Outline of share handling matters
  1. Information of the parent company
  2. Other information
VII. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc for a certain period.

Statutory Public Notice

Statutory public notice is posted on the Company's website (http://www.nttud.co.jp/) on and after June 22, 2005, setting forth a summary of the financial statements for the 20th fiscal year. A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published or posted when such financial statements have been approved at the general meeting of shareholders.